July 28, 2008

Mr. Gao Zhentao, CEO
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People's Republic of China

      Re: **Yuhe International, Inc.**
                   Registration Statement on Form S-1/A
                   Filed on July 10, 2008
                   File No. 333-150836

Dear Mr. Gao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 14. Please revise the cover page to delete the reference to the $7.36 ask price and instead disclose the price of the last actual market trade, and the date of such trade. It appears that the most recent trade was on April 4, 2008 at between $0.45 and $0.60.

2.   We note your response to prior comment 73. Please advise us if the registration statement is intended to cover transfers of the escrow shares or shares held by the 25 investors.

3.   We note your response to comment two of our letter dated June 11, 2008 includes a reference to Yuhe Food Group Co., Ltd. Please clarify the relationship of Yuhe Food Group Co., Ltd., with the registrant.

4.   We note your response to comment three of our letter dated June 11, 2008 identifies three members of PRC Yuhe's Supervisory Board, Zhang Jinhua, Zheng Chaoyang, and Zhang Lishun. Please add a description of each of their respective business backgrounds and clarify their relationships with Yuhe. Also, please disclose their respective terms of service and compensation, if any.

Management Discussion and Analysis, page 19

Overview, page 19

5.   Revise the last sentence in your Overview to indicate that all historical information prior to March 12, 2008 refers to PRC Yuhe, which includes the accounts of Taihong.

Results of Operations – Comparison of three months period ended March 31 in 2008 and 2007, page 19

6.   We note that you discuss and analyze the pro forma results of operations for the three months ended March 31, 2008 and 2007. Please explain how the pro forma presentations were derived and any potential risks associated with using such a presentation. Provide the complete pro forma statement of operations for the three months ended March 31, 2007 that describes how the pro forma amounts were derived, and provide a cross-reference to where you present the pro forma financial statements for the three months ended March 31, 2008.

7.   Please reconcile for us the pro forma amounts for the three months ended March 31, 2008 presented in the table on page 19 with the amounts presented in your pro forma financial statements on page F-104.

Obligations under Material Contracts, page 23

8.   We note on page F-26 that you are obligated for loans payable and amounts due to related parties. We further note from your response to comment 25 of our letter dated June 11, 2008 that you have excluded amounts due to related parties because no contracts were signed. We do not believe that a contract must be signed for an obligation to be contractual. Please confirm to us that you are obligated to repay the amounts due to related parties and loans payable, and if so,

include them in your table of contractual obligations. You may describe in a footnote to the table the fact that obligations do not have a fixed due date and the basis for when you expect to repay the obligations. Make similar revisions to the table presented on page 30.

9.   We note your responses to comments 13, 23, and 74 of our letter dated June 11, 2008. It appears that the revised risk factors, disclosure on pages 23 and 29, and several exhibits do not address whether the company's debt and contractual obligations have material covenants, conditions, or restrictions. We also note that the feed purchase contract filed as exhibit 10.21 does not include pricing or other terms. See Rule 306 of Regulation S-T. Please revise accordingly.

Results of Operations – Comparison of year ended December 31 in 2007 and 2006, page 23

10.   We note in the last risk factor on page 6 that you cite significant increases in the unit price of corn and soybean. Please tell us why you did not address the significant increases in the commodity prices when analyzing your cost of revenues for the periods presented.

Business, page 32

11.   We note your responses to comments 27 and 28 of our letter dated June 11, 2008. You disclose that the $425,000 payment to First Growth was based on the business prospects of First Growth and the perceived value of a control position in similar companies. First Growth, however, had limited business prospects, as it was an inactive shell company. Please clarify if the acquirers of the 87.5% stake in First Growth believed that a controlling stake in an inactive shell company was fairly valued at $425,000 and what was the basis of that belief.

In addition, please clarify if Halter or any of its affiliates had a material relationship with any of First Growth's shareholders prior to November 2007.

12.   Also, please revise to disclose whether and how Halter Financial's equity investment in First Growth in November 2007 was anticipated by or related to Halter Financial's engagement to provide consulting services in connection with Bright Stand's acquisition of First Growth, which occurred in March 2008.

13.   We note your response to comment 39 of our letter dated June 11, 2008. Please clarify the extent to which you have sufficient production capacity to expand at the same rate that you may increase your sales network.

14.   We note your response to comment 40 of our letter dated June 11, 2008. Please revise to disclose the material terms of contracts with named executive officers and file the agreements as exhibits.

15.   Please incorporate your response to comment 41 of our letter dated June 11, 2008 in the registration statement. Specifically, please revise to clarify that the Yu He brand is not a consumer brand.

        Also, please clarify the meaning of "end users."

Management, page 44

16.   We note your responses to comments 45 and 46 of our letter dated June 11, 2008. Please clarify the approximate percentages of Mr. Gao's professional time as shared between Yuhe and his executive director role to Yuhe Group. Also, please briefly describe the Yuhe Group's business.

Executive Compensation, page 47

17.   We note your response to comment 47 of our letter dated June 11, 2008. Please disclose the employment terms with "key employees," or advise. See Item 401(c) of Regulation S-K. We note that the employment agreements filed as exhibits only refer to industry schedules and do not provide actual salary amounts.

18.   We note your responses to comments 49 and 50 of our letter dated June 11, 2008 regarding the company's discretionary annual bonuses. It is unclear what component of bonus is discretionary, as it appears that Mr. Gao's bonus is set at 1% of net tax income beyond $9 million. Please revise accordingly.

Related Party Transactions, page 50

19.   We note your response to comment 51 of our letter dated June 11, 2008 that Mr. Gao does not have any affiliations with competitors, suppliers, distributors, and similar companies. With a view to disclosure, advise us whether Mr. Gao is no longer a director at Hexing Green Agriculture Co., Ltd., Shandong Yuhe Food Co., Ltd., Shandong Yuhe New Agriculture Academy of Sciences, and Weifang Hexing Breeding Co., Ltd.

20.   Please disclose all the material terms of the "Loans to Companies in which Former Owner of PRC Yuhe Served as a Director." It is unclear what the three

right hand columns of the table on page 50 designate. For example, it is unclear if they designate year-end balances of lines of credit. Also, please file these agreements as exhibits.

21.   Please describe the business purpose of the loans that Yuhe made to other entities.

Selling Stockholders, page 53

22.   We note that Halter Financial Investments, L.P., and Halter Financial Group, L.P., may be considered affiliates of a registered broker-dealer, WLT Brothers Capital, Inc. Please state whether:

   • they purchased their securities in the ordinary course of business, and
   • at the time of the purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

In addition, please identify the "individuals" referenced on page 53 who own interests in both Halter Financial and WLT Brothers.

Description of Capital Stock, page 58

23.   We note that you have granted registration rights to various holders of your equity instruments. Please provide in the footnotes to your financial statements the disclosures regarding registration payment arrangements set forth by paragraph 12 of FSP EITF 00-19-2, to the extent applicable.

Financial Statements

Condensed Consolidated Balance Sheets, page F-26

24.   We note from your response to prior comment 58 that substantially all of the Company's customers are required to pay in advance before delivery of products. Please confirm to us that your captioned allowance of $17,677 relates to accounts receivable, rather than other receivables or notes receivables. If this amount does relate to accounts receivable, explain to us the requirement for carrying such a substantial allowance in comparison to your gross accounts receivable. In addition, disclose the amount of deferred revenue recorded at each balance sheet date for cash received in advance of delivery of products, or tell us where you have already disclosed the amounts.

Note 7. Note receivables, net, page F-43

25.   We note your response to prior comment 70. Please revise your disclosures within this footnote and in your discussion of Liquidity and Capital Resources at page 22 to describe the terms of your note receivable arrangement with Weifang Shanhe Zhuzho Diecasting Material Co. Ltd. Please include the repayment provisions of the note and the manner in which you determined any related allowance. Please expand your discussion and analysis at page 22 to describe the business purpose for the interest-free loan, how you raised funds to provide the loan, and whether you intend to issue further loans in the future.

Weifang Yuhe Poultry Co., Ltd.

Notes to Consolidated Financial Statements, page F-66

26.   Please revise your typographical error at page F-66 by which your notes begin with the numbers 5 and 6.

Note 14. Long-Term Liabilities, page F-78

27.   Please disclose whether your loans payable are denominated in U.S. dollars or Chinese renminbi.

Unaudited Pro Forma Consolidated Financial Statements, page F-96

28.   Please eliminate the presentation of the unaudited pro forma consolidated balance sheet as of December 31, 2007. Rule 11-02(c)(1) of Regulation S-X requires a pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet is required unless the transaction is already reflected in such balance sheet. Since the transactions are already reflected in your March 31, 2008 balance sheet, a pro forma balance sheet should not be presented.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358 or Ryan Milne, Branch Chief, at (202) 551-3688. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297 or James Lopez, Branch Chief, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: Simon Luk, FAX: 852-2292-2200
      Greg Papciak, FAX: 206-515-8885